                                                            EXHIBIT 99.d(ii)(ww)

                                  AMENDMENT TO
                            AMERICAN AADVANTAGE FUNDS
                          INVESTMENT ADVISORY AGREEMENT

      This Amendment to the Investment Advisory Agreement ("Amendment") is effective as of February 9, 2004 by and between AMR Investment Services, Inc., a Delaware corporation (the "Manager"), and Templeton Investment Counsel, LLC (the "Adviser"), a registered investment adviser under the Investment Advisers Act of 1940, as amended.

      Whereas, the Manager and the Adviser entered into an Investment Advisory Agreement dated November 1, 2005, as subsequently amended on January 1, 2001 and January 1, 2003 (the "Agreement"), and they desire to further amend the Agreement as provided herein;

      Now therefore, in consideration of the mutual covenants and promises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

      1.    Amendment.

            Section 2 of the Agreement is hereby deleted and replaced with the following:

                  "2. Portfolio Transactions. The Adviser is authorized to
            select the brokers or dealers (including, to the extent permitted by law and applicable Trust guidelines, the Adviser or any of its affiliates) that will execute the purchases and sales of portfolio securities for the Portfolios and is directed to use its best efforts to obtain the best net results with respect to brokers' commissions and discounts as described in the Trust's current registration statement as amended from time to time. In selecting brokers or dealers, the Adviser may give consideration to factors other than price, including, but not limited to, research services and market information. Any such services or information which the Adviser receives in connection with activities for the Trust may also be used for the benefit of other clients and customers of the Adviser or any of its affiliates. The Adviser will promptly communicate to the Manager and to the officers and the Trustees of the Trust such information relating to portfolio transactions as they may reasonably request. The Adviser shall not, without the prior approval of the Manager, effect any transactions which would cause the portion of the Portfolio's assets designated to the Adviser to be out of compliance with any restrictions or policies of the Portfolio established by the Manager or set forth in the Portfolio's registration statement. The Adviser shall not consult with any other investment sub-adviser of the Portfolio concerning transactions for the Portfolio in securities or other assets."

      2. Ratification and Confirmation of Agreement. Except as specifically set forth herein, the Agreement is hereby ratified and confirmed in all respects and shall remain in full force and effect.

      3. Counterparts. This amendment may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment to be effective as of the 9th day of February, 2004.

TEMPLETON INVESTMENT                         AMR INVESTMENT SERVICES, INC.
COUNSEL, LLC

By: ______________________________           By: ______________________________
     Gary P. Motyl                                    William F. Quinn
     President                                        President

Address:                                    Address:
500 East Broward Blvd., Suite 2100          4151 Amon Carter Blvd., MD 2450
Fort Lauderdale, FL 33394                   Ft. Worth, TX 76155
Fax: (954) 847-2470                         Attn: William F. Quinn
                                            Fax: (817) 963-3902

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